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Mail Stop 3720

September 10, 2008

Filed via EDGAR

Kyle Moffatt
Accountant Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           CMG Holdings, Inc. (formerly Pebble Beach Enterprises, Inc.)
                 Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2007
                 File No. 0-51770

Dear Mr. Moffatt:

On behalf of CMG Holdings, Inc., Commission File Number 000-51770, I enclosed on September 9, 2008 Form 10-KSB/A-2 Amended Annual Report pursuant to the Securities and Exchange Act of 1934 for fiscal year ended December 31, 2007.

The Annual Report has been amended to reflect that management has performed its assessment of internal control over financial reporting as of December 31, 2007 in accordance with Securities Act Release 8809/Financial Reporting Release 76 and in accordance with the Commissioner's release Commission on Internal Control Over Financial Reporting Under Section 13(a) or 13(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reorting Release 77.

               We agree with your conclussions.  Management completed it’s assesment prior to filing the original Form 10KSB, but did by oversight omit the required report on internal control.  The omission of management’s annual report on internal control over financial reporting does cause us to conclude our disclosure controls and procedures were not effective as of the end of our fiscal year.  Attached please find revised language for Item 8A(T)

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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